EXHIBIT 12

MERRILL LYNCH & CO., INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	Successor Company			Predecessor Company
	Three Months Ended	Nine Months Ended
	September 30,	September 30,	Year Ended	Years Ended
	2010	2010	December 31,	December 26,		December 28,		December 29,	December 30,
	(Unaudited)	(Unaudited)	2009	2008		2007		2006	2005

Pre-tax earnings / (loss)(a)	$(879)	$884	$2,218	$(45,438)		$(13,723)		$9,313	$6,335
Add: Fixed charges (excluding capitalized interest and preferred security dividend requirements of subsidiaries)	1,884	6,127	11,063	29,641		51,683		35,719	21,764

Pre-tax earnings / (loss) before fixed charges	$1,005	$7,011	$13,281	$(15,797)		$37,960		$45,032	$28,099

Fixed charges:
Interest	$1,813	$5,906	$10,773	$29,349		$51,425		$35,499	$21,549
Other(b)	71	221	290	292		258		220	215

Total fixed charges	$1,884	$6,127	$11,063	$29,641		$51,683		$35,719	$21,764

Preferred stock dividend requirements	96	197	126	4,356		401		259	99

Total combined fixed charges and preferred stock dividends	$1,980	$6,324	$11,189	$33,997		$52,084		$35,978	$21,863

Ratio of earnings to fixed charges	*	1.14	1.20		*		*	1.26	1.29
Ratio of earnings to combined fixed charges and preferred stock dividends	*	1.11	1.19		*		*	1.25	1.29

On January 1, 2009, Merrill Lynch (the “Predecessor Company”) was acquired by Bank of America through the merger of a wholly-owned subsidiary of Bank of America with and into ML & Co. with ML & Co. (the “Successor Company”) continuing as the surviving corporation and a wholly-owned subsidiary of Bank of America. The Predecessor Company and Successor Company periods have been separated by a vertical line above to highlight the fact that the financial information for such periods has been prepared under two different cost bases of accounting.

(a)	Excludes undistributed earnings (loss) from equity investments and earnings from discontinued operations.
(b)	Other fixed charges consist of the interest factor in rentals, amortization of debt issuance costs and preferred security dividend requirements of subsidiaries.
*	The earnings for the three months ended September 30, 2010 and for year-end 2008 and 2007 were inadequate to cover total fixed charges and total fixed charges and preferred stock dividends. The coverage deficiencies for total fixed charges for the three months ended September 30, 2010 and for the years 2008 and 2007 were $879, $45,438 and $13,723, respectively. The coverage deficiencies for total fixed charges and preferred stock dividends for the three months ended September 30, 2010 and for the years 2008 and 2007 were $975, $49,794 and $14,124, respectively.